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EXHIBIT 4.8

                       Plan for Granting Stock Options in
                   Substitution for Stock Options Granted by
                         Hughes Electronics Corporation


     Raytheon Company will grant options to purchase shares of the Class B Common Stock of Raytheon Company ("Substitute Options") to individuals ("Optionees") in substitution for options granted to Optionees by Hughes Electronics Corporation with respect to shares of General Motors Class H Common Stock ("Original Options"). The Substitute Options will meet the following requirements: (1) the excess of the aggregate fair market value over the aggregate option price of the shares subject to the Substitute Options will be no greater than the excess of the aggregate fair market value over the aggregate option price of the shares subject to the Original Options; and (2) the Substitute Options will not give Optionees additional benefits which they did not have under the Optional Options.